Filed by Experience Investment Corp.
Pursuant to Rule 425 under the Security Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Blade Urban Air Mobility, Inc.
Commission File No.132-02839

Blade and Ross Aviation Announce Strategic Alliance

Blade to launch air commuter service between the Westchester/Connecticut area and New York City

Blade and Ross Aviation to work together to mutually develop plans for a vertiport in Westchester and to offer Blade services at Ross Aviation locations in Massachusetts and California

NEW YORK & DENVER--(BUSINESS WIRE)-- BLADE Urban Air Mobility ("Blade") and Ross Aviation entered into a strategic alliance to expedite the roll-out of urban air mobility services in the regions where Ross Aviation and Blade operations overlap. In December of 2020, Experience Investment Corp. (NASDAQ: EXPC) agreed to merge with Blade, which will create, following the closing of the merger, the only publicly traded urban air mobility platform in the United States.

Under the strategic alliance, Blade plans to launch a pilot program offering daily helicopter flights between Ross Aviation’s West Terminal at the Westchester County Airport (the “Airport”) and Blade heliport terminals in Manhattan to serve commuters from the Westchester/Connecticut area. In 2019 alone, these commuters took more than 40 million trips commuting to and from New York City, the majority driving alone in a car for 1-2 hours in each direction. Blade expects the five-day-per-week service to begin as early as March 2021, transforming that 1-2 hour drive into a 10-15 minute flight. The price per flight per person is expected to be approximately $175. Blade expects to offer commuter passes sometime after launch that will reduce the per seat cost to $95.

"Even with the expected increase of remote working post-pandemic, we believe that intermittent commuting of one to two times per week between the suburbs and New York City will be a reality. Congestion on tri-state area roads is now estimated at 90% of pre-pandemic levels. Given the combination of being near Uber Black pricing at $175, and the time savings of an approximately 12-minute flight, this service makes sense today and over the long term,” said Rob Wiesenthal, CEO of Blade.

Additionally, Blade and Ross Aviation intend to work together to develop a plan to build a vertiport, located at the Airport, which will include the infrastructure required to hangar, charge, stage and deploy Electric Vertical Aircraft ("EVA" or Electric Vertical Take-off and Landing aircraft ("eVTOL") in aerospace parlance) as they become commercially available. Some of the conditions to the development of any such vertiport will include local and federal approvals including by the Airport, Westchester County, and the Federal Aviation Administration. While many in the industry expect EVA to be ready for flights as early as 2022 or 2023, Blade projects a more conservative timetable of 2025.

Brian Corbett, CEO of Ross Aviation said, "Ross Aviation is constantly looking to strengthen and expand our network. We view this alliance with Blade and our continued investment in innovative technology as a great opportunity to further enhance our flight hospitality network, enrich customers’ experiences, and strengthen our relationships with the communities we serve. For our existing jet customers, who value safety, time, and care above most else when traveling, our alliance with Blade will make getting to and from New York City even more efficient while attracting new customers to the Ross Aviation network."

Brandon Keene, CTO of Blade added, "Following the introduction of EVA into the aviation ecosystem, geographically-constrained areas like Manhattan will become much more accessible by air on a cost-effective basis. This pilot program, which uses conventional rotorcraft, will help us assess key use cases, drive schedule optimization, and determine flier needs for multi-modal connectivity. The potential for an EVA-ready vertiport at Westchester will not only catalyze the development of the industry but will enable meaningful reduction of carbon emissions and the noise footprint of short distance aviation in the region."

Beyond the greater New York area, Blade and Ross Aviation intend to work together to offer Blade services and terminals at one or more Ross Aviation Fixed Based Operations (“FBOs”) in Bedford and Cape Cod, Massachusetts as well as Palm Springs/Thermal and Long Beach, California. This program is expected to launch in the second half 2021. In addition, the companies plan to seek additional areas for cooperation as Ross Aviation adds FBOs to its network.

Eric Affeldt, the CEO and Chairman of Experience Investment Corp. ("EIC") said, "When our sponsor KSL Capital Partners and I launched EIC, our goal was to leverage longstanding relationships, our network of industry connections and other KSL assets to help uncover attractive opportunities and expedite the growth plan for our merger partner. This alliance creates an important partnership for Blade and Ross Aviation (a portfolio company of KSL Capital Partners) to accommodate EVA routes, maintenance and charging stations in key markets."

Each of the parties’ undertakings discussed above is subject to each of Blade and Ross Aviation entering a definitive agreement regarding the foregoing.

About Blade

Blade is a technology-powered, global air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad.

For more information, visit flyblade.com/investors

About Ross Aviation

Headquartered in Denver, Ross Aviation and its affiliated companies are dedicated to soaring higher – in the flight hospitality services they provide and the environment they create for both customers and team members. The company is guided by four fundamental beliefs: safety, care, performance, and drive – and strives to embody those beliefs in every action taken, from the flight line to the front office. Ross Aviation currently operates 17 fixed base operations (FBOs) under the Ross Aviation, Rectrix Aviation, Alaska Aerofuel, Island Air and Great Circle Aviation Services banners. Whether customers are making their first visit to a Ross Aviation location, or their one-hundredth, they’ll experience highly skilled staff who are deeply committed to the successful completion of every mission.

For more information, please visit rossaviation.com

About Experience Investment Corp.

Experience Investment Corp. is a special purpose acquisition company sponsored by an affiliate of KSL Capital Partners and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The sponsor is an indirect portfolio company of KSL Capital Partners V, L.P. and its parallel funds and is controlled by KSL Capital Partners V GP, LLC.

For more information, please visit experienceinvestmentcorp.com

About KSL Capital Partners

KSL Capital Partners, LLC is a private equity firm specializing in premier travel and leisure enterprises in five primary sectors: hospitality, recreation, clubs, real estate, and travel services. Since 2005, KSL has raised approximately $13 billion of capital across both debt and equity funds.

For more information, please visit kslcapital.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Blade and EIC. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. EIC intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed transaction (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about EIC, Blade and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of federal securities laws, including with respect to the proposed memorandum of understanding between Blade and Ross Aviation and the proposed transaction between Blade and EIC. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Such factors can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and EIC’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the Merger. EIC and Blade urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Blade, EIC and the Merger. Information regarding EIC’s directors and officers and a description of their interests in EIC is contained in EIC’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Blade’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to EIC as described above under “Additional Information and Where to Find It.”

Contacts

For BLADE

Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

For Ross Aviation

David Dickerson
ddickerson@gracedickerson.com

For Experience Investment Corp.
Maureen Richardson
mrichardson@riverinc.com

For KSL Capital Partners
Maureen Richardson
mrichardson@riverinc.com

Source: BLADE Urban Air Mobility